CanArgo Energy Corporation

P.O. Box 291,
St. Peter Port, Guernsey, GY1 3RR, British Isles

Telephone          +44 1481 729 980
Fax Phone          +44 1481 729 982

VIA EDGAR and EMAIL	June 13, 2008

Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549-7010 Attention:	Timothy S. Levenberg Special Counsel Mail Stop 7010

Re:	CanArgo Energy Corporation Registration Statement on Form S-3 Filed May 2, 2008 Reg. No. 333-150625

Preliminary Proxy Statement on Schedule 14A
Filed May 2, 2008
File No. 1-32145

Dear Mr. Levenberg:

In accordance with a telephone conversation yesterday between Ms. Donna Levy of the Staff and our counsel Mr. Peter A. Basilevsky of Satterlee Stephens Burke & Burke LLP, we hereby confirm the following:

1.	As indicated in our prior letter dated June 5, 2008, we intend to file an amendment to the Registration Statement on Form S-3 filed on May 2, 2008 (Reg. No. 333-150625) (“Registration Statement”) in response to the comments regarding the Registration Statement set forth in the Staff’s Comment Letter dated May 28, 2008 after the forthcoming Annual Meeting of Stockholders; and

2.	The highlighted reference on page 6 of Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A as filed on June 5, 2008 (the “Amendment”) in the following sentence:

“To date, we have not received any indication from our current major stockholder BlackRock, Inc. whether it would vote for Proposal 2. Likewise, we have not received any indication from them that they will convert and exercise their respective securities in order to participate in the Offering . . .” [emphasis added]

CanArgo Energy Corporation – Page 1
Registered Office: 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808, USA

was intended to refer to our Noteholders (Ingalls & Snyder, Penrith Ltd. and Persistency). BlackRock, Inc. does not hold any convertible notes or warrants. In addition, the location of the numerical reference to footnote 12 in the Stockholders’ Table on page 38 was inadvertently located in the column heading rather than at the end of rows identifying Ingalls & Snyder, Penrith Ltd., Persistency and Andrew Morris, thereby incorrectly implying that BlackRock Inc. holds such securities. Attached are copies of the relevant pages in the Amendment which have been marked to show changes correcting such errors.

3.	Please be advised that page 6 has been further amended (and the amendment is reflected in the attached copy thereof) to clarify the inadvertent incorrect implication that Persistency received all of the warrants to purchase 28,611,111 shares of Common Stock issued by the Company referred to therein when some of the warrants were also issued to Ingalls & Snyder and Penrith Ltd. as holders of the Subordinated Notes.

The attached changes will be reflected in the definitive copies of the Proxy Statement. Kindly advise our counsel, Mr. Basilevsky, if having made the foregoing changes you have no further comments and we are now cleared to mail definitive copies of the proxy materials to our stockholders. You may contact Mr. Basilevsky by telephone at (212) 404-8779 or via email at pbasilevsky@ssbb.com or in Mr. Basilevsky’s absence you may call Mr. Martin Tallan, Esq. at (212) 404-8711 or via email at mtallan@ssbb.com. Thank you for your prompt attention to this matter.

Yours sincerely,

CANARGO ENERGY CORPORATION

/s/  Jeffrey Wilkins

Jeffrey Wilkins
Chief Financial Officer

Enc.	Cc: Peter A. Basilevsky, Esq. (via email) Alan Diamond, Esq. (via email) Steven Polkoff (via email)

CanArgo Energy Corporation – Page 2
Registered Office: 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808, USA

that other funding options may not raise the significant sums we seek, nor would they do so without diluting our existing stockholders. Management’s view was reinforced by informal soundings taken from a small number of its stockholders and Noteholders [(including [BlackRock, Inc.], Ingalls & Snyder and Persistency)] as to prospective financing options. However, no such stockholders or Noteholders suggested any of the terms of the proposed rights offering, or indeed the pricing thereof. Such matters have been determined by the Independent Committee of the Board alone.

The Company currently has outstanding $4,650,000 in aggregate principal amount of Senior Subordinated Convertible Guaranteed Notes due September 1, 2009 (the “Subordinated Notes”), of which Notes in the respective aggregate principal amounts of $2,906,250 are held by Ingalls & Snyder and $1,743,750 are held by Penrith Limited. The Company also has outstanding $10,600,000 in aggregate principal amount of 12% Subordinated Convertible Guaranteed Notes due June 28, 2010 (the “12% Notes”). The 12% Notes are held by Persistency. Both the Subordinated Notes and the 12% Notes are convertible, at the Noteholders’ option, into Common Stock of the Company. The conversion price attaching to the Notes is currently $1.00. But that would re-set in relation to the Rights Offering to $0.10 per share. In addition, the exercise price of warrants to purchase 28,611,000 shares of Common Stock issued by the Company would be re-set from $1.00 to $0.10. 12,500,000 of such warrants were issued in connection with the sale and purchase of the 12% Notes to Persistency whilst a further 5,000,000 of such warrants were issued to Morgan Stanley & Co. for the account of Persistency as compensation for Persistency converting/exchanging, in June 2007, $5 million nominal principal amount of the Subordinated Notes into shares of common stock of Tethys Petroleum Limited (“Tethys”) (Tethys being a former subsidiary of the Company). The remaining 11,111,111 warrants in respect of which the exercise price converts were issued to Ingalls & Snyder (as nominee for the underlying beneficial owners) as compensation in connection with the conversion/exchange, in June 2007, of $10 million nominal principal amount of the Company’s $25 million Senior Secured Notes due July 25, 2009 (the “Senior Notes”) into shares of Tethys common stock (all of which have since been repaid by the Company).”

However, under the terms of the Subordinated Notes in no event shall the number of shares of Common Stock issuable to the holders of the Subordinated Notes on conversion cause the holders thereof to own in excess of 19.9% of the outstanding Common Stock as at March 3, 2006 (i.e., the date of the related Note Purchase Agreement in respect of the Subordinated Notes) unless the Company has obtained the prior approval of stockholders as required by the applicable rules of The American Stock Exchange; provided, however, that the Company is required to use its commercially reasonable efforts to diligently seek to obtain such approval. Similarly, the terms of the 12% Notes and related warrants provide that in no event shall the number of shares issuable to holders thereof on conversion and exercise of such securities cause the holders to own in excess of 19.9% of the outstanding Common Stock as at June 28, 2006 (i.e., the date of the related Note and Warrant Purchase Agreement in respect of the 12% Notes) unless the Company has obtained the prior approval of stockholders as required by the applicable rules of The American Stock Exchange; provided, however, that the Company is required to use its commercially reasonable efforts to diligently seek to obtain such approval.

To date, we have not received any indication from our current major stockholder BlackRock, Inc. whether it would vote for Proposal 2. Likewise, we have not received any indication from our Noteholders (Ingalls & Snyder, Penrith Limited and Persistency) that they will convert and exercise their respective securities in order to participate in the Offering. However, if our current major stockholder votes in favour of the Proposal, the affirmative vote of the non-affiliated holders of 99,361,495 shares of Common Stock (exclusive of shares owned of record by directors and executive officers all of whom together own less than 1% of the outstanding shares in the aggregate) will be required to approve the Proposal.

As a result of management’s discussions with such stockholders, creditors, and external financial advisors, we believe that a rights offering affords the best opportunity for the Company to raise finances to continue to fund our currently planned development activities in Georgia on our Ninotsminda Field and progress our strategy. Furthermore, management has had preliminary discussions with potential investors which may be prepared to underwrite the Offering on a standby basis, subscribing for unsubscribed for shares at the subscription price, subject to the approval of the proposed amendment to the Corporation’s Amended and Restated Certificate of Incorporation by stockholders, the execution and delivery of mutually agreeable definitive legal agreements and other documentation and the satisfaction of certain other customary conditions, including, without limitation, the declaration of effectiveness of an appropriate registration statement under the Securities Act of 1933, as amended (“Securities Act”), registering the Offering under the Securities Act, as well as, the receipt of all other applicable regulatory and stock exchange approvals. Accordingly, as previously publicly announced by the Company on April 23, 2008, the Board of Directors determined to conduct an underwritten offering to common stockholders (the “Offering”) of rights to purchase one share of Common Stock for each share of Common Stock held of record on a date to be announced later. The proposed subscription price for the Offering will be $0.10 per share. As of June 9, 2008, there were an aggregate of 242,107,390 shares of Common Stock issued and outstanding. The subscription price was determined by the Company in its sole discretion as a result of its discussions with such stockholders, creditors and financial advisors described above as well as discussions with potential standby underwriters. The Company’s

SECURITY OWNERSHIP BY CERTAIN BENEFICIAL HOLDERS

The following table sets forth information regarding ownership of the Common Stock as of the most recent practicable date or earlier date for information based on filings with the Securities and Exchange Commission by (a) each person known to the Company to beneficially own more than 5% of the outstanding shares of the Common Stock of the Company, (b) each director of the Company, (c) the Company’s Chief Executive Officer and each other executive officer named in the compensation tables appearing later in this Proxy Statement and (d) all directors and executive officers as a group. The information in this table is based solely on statements in filings with the Securities and Exchange Commission or other reliable information. Unless otherwise indicated, each of these shareholders has sole voting and investment power with respect to the shares beneficially owned.

Security Ownership of Certain Beneficial Owners

Security Ownership of Management

	Amount and
	Nature of		Percentage
	Beneficial		of
Name of Beneficial Owner	Ownership		Class

Non- Employee Directors
Russ Hammond	430,000	(1)	*
Michael Ayre	670,000	(2)	*
Anthony Perry	—	(3)	*
Named Executive Officers
Vincent McDonnell	1,710,000	(4)	*
Jeffrey Wilkins	606,000	(5)	*
All Directors and Executive Officers as a Group (5 persons)	3,416,000	(6)	1.41%
Security Ownership of More Than 5% Shareholders
Persistency	28,100,000	(7)	11.61	%(12)
P.O. Box 309 Ugland House South Church Street George Town Cayman Islands British West Indies
Persistency Capital, LLC	28,100,000	(8)	11.61	%(12)
850 7th Avenue Suite 701 New York New York 10019 U.S.A
Andrew Morris	28,100,000	(9)	11.61	%(12)
c/o Persistency Capital, LLC 850 7th Avenue Suite 701 New York New York 10019 U.S.A
BlackRock, Inc.	21,692,200	(10)	8.96%
40 East 52nd Street New York NY 10022
Ingalls & Snyder LLC	12,160,678	(11)	5.02	%(12)
61 Broadway New York, NY 10006

*	Less 1%

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